April 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	American Cable TV Investors 5, Ltd. (File No. 0-16784) Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

This letter is in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2005, to (the “Partnership” or “we”), regarding the above captioned filing. We have reviewed our responses with our independent auditors, Deloitte & Touche LLP (“D&T”). For the convenience of the Staff, we have recited the comments in italics and have followed each comment with our response.

Form 10-K for the year ended December 31, 2004

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 6

1.	Please have your auditors revise the report and include their signature.

Our auditors have revised their report to include their signature and we will amend our 10-K to include this revised report.

Note 5. Contingencies
2.	Tell us when you accrued for the March 2004 settlement of $3,750,000.

The March 2004 settlement was not made by the Partnership. The General Partner of the Partnership, as the defendant, settled the case with the plaintiff with no financial obligation on the part of the Partnership. Therefore there was no liability to accrue in the Partnership’s financial statements.

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Please feel free to call me at (215) 981-8514 if you have any questions.

Sincerely,

/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller

Cc:
Larry Spirgel, Assistant Director
Kyle Moffatt, Branch Chief Accountant
Bob Carroll, Staff Accountant
Bruce Dallas, Davis Polk & Wardwell
Richard Herlin, Deloitte & Touche LLP